                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                SCHEDULE 13D/A(1)
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        REXX ENVIRONMENTAL CORPORATION(2)
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   76168W 10 7
                                 --------------
                                 (CUSIP Number)


                            Joseph Greenberger, Esq.
                              111 East 61st Street
                               New York, NY 10021
                                 (212) 644-0700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 19, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

--------------
     (1) Amendment No. 4 of Arthur L. Asch and Amendment No. 1 of Michael A.
         Asch.
     (2) On September 19, 2000, the Issuer merged into a subsidiary of Newtek Capital, Inc., its successor issuer. On September 20, 2000, the Issuer filed a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934.



                         (Continued on following pages)
                              (Page 1 of 7 pages)


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================================================================================
            1           NAME OF REPORTING PERSON
                        Michael A. Asch

                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        ###-##-####
--------------------------------------------------------------------------------
            2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
            3           SEC USE ONLY
--------------------------------------------------------------------------------
            4           SOURCE OF FUNDS

                               OO
--------------------------------------------------------------------------------
            5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
            6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF                     7              SOLE VOTING POWER
         SHARES
      BENEFICIALLY                                   76,000
        OWNED BY        --------------------------------------------------------
          EACH                        8              SHARED VOTING POWER
        REPORTING
       PERSON WITH                                   0
                        --------------------------------------------------------
                                      9              SOLE DISPOSITIVE POWER

                                                     76,000
                         -------------------------------------------------------
                                      10             SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                                  146,000(1)
--------------------------------------------------------------------------------
           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                     [  ]
--------------------------------------------------------------------------------
           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.8%
--------------------------------------------------------------------------------
           14            TYPE OF REPORTING PERSON

                         IN
--------------------------------------------------------------------------------

---------------------
          (1) Includes 20,000 Shares held by Reporting Person's wife in which he disclaims beneficial ownership and 26,000 Shares held by the Reporting Person as custodian for minor children in which he disclaims beneficial ownership. Also includes 50,000 Shares underlying options exercisable within 60 days.

                              (Page 2 of 7 pages)

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================================================================================
            1           NAME OF REPORTING PERSON
                        Arthur L. Asch

                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        ###-##-####
--------------------------------------------------------------------------------
            2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
            3           SEC USE ONLY
--------------------------------------------------------------------------------
            4           SOURCE OF FUNDS

                              OO
--------------------------------------------------------------------------------
            5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
            6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF                    7              SOLE VOTING POWER
         SHARES
      BENEFICIALLY                                  371,051
        OWNED BY        --------------------------------------------------------
          EACH                       8              SHARED VOTING POWER
        REPORTING
       PERSON WITH                                  0
                        --------------------------------------------------------
                                     9              SOLE DISPOSITIVE POWER

                                                    371,051
                        --------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
           11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                              426,051(1)
--------------------------------------------------------------------------------
           12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
           13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         17.1%
--------------------------------------------------------------------------------
           14           TYPE OF REPORTING PERSON

                               IN
--------------------------------------------------------------------------------

---------------------

         (1) Includes (i) 25,000 Shares owned by the Reporting Person's wife in which he disclaims beneficial ownership, and (ii) 30,000 Shares underlying options exercisable within 60 days.

                              (Page 3 of 7 pages)

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Item 1.           Security and Issuer.

The class of equity securities to which this Statement relates is the common stock of REXX Environmental Corporation, a New York corporation (the "Issuer"), whose principal executive office is located at c/o Newtek Capital, Inc., 845 Third Ave., New York, New York 10022. On September 19, 2000, the Issuer merged into a subsidiary of Newtek Capital, Inc. On September 20, 2000, the Issuer filed a Form 15 Certification and Notice of Termination of Registration under section 12(g) of the Securities Exchange Act of 1934. The Reporting Persons are not directly or indirectly the beneficial owners of 5% or more of any class of securities of Newtek Capital, Inc. or an officer or director of Newtek Capital, Inc.


Item 2.           Identity and Background.

        (a) Names: Arthur L. Asch and Michael A. Asch, who are the Reporting Persons.

        (b) Business Address: 445 Park Avenue, New York, New York 10022.

        (c) Present principal occupation: Private investors.

        (d) Convictions in Criminal Proceedings During the Last 5 Years: None.

        (e) Securities Law-Related Proceedings in Last 5 Years Resulting in Certain Judgements, Decrees or Orders: None.


Item 7.         Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement, pursuant to Rule 13d-1(k)(1)(iii).














                              (Page 4 of 7 pages)


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: October 10, 2000                              /s/  Arthur L. Asch
                                                   -----------------------------
                                                          ARTHUR L. ASCH



Dated: October 10, 2000                              /s/  Michael A. Asch
                                                   -----------------------------
                                                          MICHAEL A. ASCH




                              (Page 5 of 7 pages)


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                                  EXHIBIT INDEX


Exhibit No.                 Description                            Page No.
----------                  -----------                            --------

Exhibit 1                   Joint Filing Agreement,                   7
                            pursuant to Rule 13d-1(k)(1)(iii)















                              (Page 6 of 7 pages)